Contact

www.linkedin.com/in/rickmargaritov (LinkedIn)
www.inthepureland.com (Company)
www.thewisevisitor.com (Company)
www.thirsty.com.sg (Company)

Top Skills

International Marketing
New Market Development
New Market Expansion

Certifications

Certified Sake Professional

Honors-Awards

Featured Speaker - Cargo Logistics America ("Wine Rush")
Featured Speaker - Cargo Logistics America ("Cool Cargoes")

Rick Margaritov

Guest Experience, Operations & Growth Strategy for F&B and Alc-Bev Brands
Nashville, Tennessee, United States

Summary

I’ve dedicated my career to the food and beverage, hospitality and alc-bev industries collaborating with some of the world’s most renown restaurateurs, winemakers and brewers. The livelihoods and multi-generational histories of the artisans, growers and brands I represent continue to inspire me and fuel my passion in my entrepreneurial pursuits.

Early on I gained hands-on expertise in how to create impactful and memorable guest experiences and managed service teams that set new industry standards. Notably, I was part of the opening of acclaimed Chef Thomas Keller’s first concept wine bar, Bar Bouchon, and developed customer experience programs for James Beard Award-winning chefs Tom Collichio (Craft), Jonathan Waxman (Washington Park), and Suzanne Goin & Caroline Styne (A|O|C). While I was proud to contribute to our team being honored with the prestigious James Beard Award for Outstanding Service, it was at AOC Wine Bar in Los Angeles where my passion for handcrafted wines, and sharing their stories with eager consumers, was cultivated and inspired.

Through The Drinkery I combined my love for wine and hospitality with a spirit of adventure leading B2B and B2C commercialization initiatives across more than 20 countries. My efforts have focused on elevating global brand awareness and market penetration through brand launches, digital media platforms, on-premise activations, trade shows, educational initiatives and other above- and below-the-line marketing campaigns. I established strategic partnerships with several of the world’s most revered hotel & restaurant groups to consolidate and ship to their outlets worldwide and led the expansion of The Drinkery to become one of the leading craft beer distributors and retailers in the Pacific Rim, which included the strategic merger with Thirsty Craft Beer Shop to vertically integrate the core distribution business and help grow the operation from 1

location to 6 locations in Singapore. To expand our DTC foothold in the region I launched Vinified Wines, the first Asia-based wine e-commerce and delivery platform that focuses on America's most revered artisanal wineries.

Current projects include Present Tense Restaurant and Hippo Bodega in Nashville, and I'm thrilled to soon release a sake brand, Pure Land Sake, handcrafted in Kyoto, Japan. Let's connect and explore how we can innovate and thrive in the ever-evolving landscape of food and beverage and customer experience!

Experience

Pure Land Sake
Founder
2024 - Present (1 year)

There is a place where we exist in a higher state of consciousness free from suffering, a celestial realm of enlightenment called a Pure Land. Brewed in Kyoto Prefecture by one of the most respected family-owned breweries in Japan, Pure Land Sake is handcrafted using all natural ingredients - pristine mountain water renowned for its purity and softness, locally grown rice with pesticide free cultivation and traditional brewing methods passed down through 15 generations of family history.

the Wond'ry
Mentor
November 2024 - Present (5 months)

At the Wond'ry, our mission is to cultivate a vibrant innovation ecosystem where creativity and collaboration thrive. We are dedicated to creating an environment that not only supports the exploration of ideas but also ensures that these ideas can be developed and brought to life. By leveraging an extensive network of mentors—comprising entrepreneurs, executives, creatives, and forward thinkers—we provide invaluable guidance and resources to innovators at every stage of their journey. Our commitment to inclusivity and diversity is woven into every aspect of what we do. We actively work to identify and remove barriers to innovation, ensuring that our ecosystem is a place where all voices are heard, valued, and empowered to contribute.

Hippo Bodega

Co-Owner

2023 - Present (2 years)

Hippo is an upscale convenience store, third-wave coffee shop and wine boutique. Committed to sourcing and curating with a focus on local, sustainable, and high quality while falling into an accessible neighborhood price point. Listen to hifi vinyl sound while grabbing a coffee or a late night snack, a chef crafted grab-n-go meal, hard to find natural wine or a soft serve ice cream, or produce and a few steaks from one of our local farmers. Hippo is high-end without feeling pretentious, and creates a spirit of hospitality that feels more like a restaurant than a grab-and-go market. We’ve got what you want. We’ve got what you need. We’ve got plenty of items you didn’t know that you wanted or needed.

Present Tense

Co-Owner

2023 - Present (2 years)

Nashville, Tennessee, United States

Opened in May 2023 by longtime friends Ryan Costanza and Rick Margaritov, Present Tense has quickly become a Nashville hot spot in the growing neighborhood of Wedgewood-Houston for locals and a destination for out-of-towners. A modern izakaya dining experience, the menu is shaped by Chef Ryan Costanza, sourcing world class ingredients and using techniques like fermentation, restraint, and Japanese charcoal, inspired by his travels in Japan and Southeast Asia.

The Drinkery

Founder

2014 - Present (11 years)

Los Angeles, California, United States

Los Angeles and Singapore based export, wholesale distribution, and retail company that represents dozens of artisan wine producers and top-rated craft brewers throughout emerging overseas markets. The Drinkery has become one of the largest by-volume craft beer distribution and retail companies in the Pacific Rim and was recognized as one of Singapore Straits Times “Fastest Growing Companies” 2020 and 2021.

Thirsty

Partner

2014 - Present (11 years)

Singapore

Thirsty Craft Beer Shop loves craft beer and we love having fun. Put the two together and Thirsty was born. For nearly a decade we have been working towards making craft beer accessible for everyone in Singapore. On a mission to share joy through craft beers, we bring the world of craft beer to your doorstep with a touch of fun. We believe beer brings people together and there has never been a better time to be a beer lover with the myriad of flavours and choices that craft beer offers. We know better beer and we want you to know it too.

The Wise Visitor Hospitality

Partner

2022 - Present (3 years)

Hospitality consulting and Food and Beverage management to provide concept and creative development, culinary and service training and implementation, business operations, customer experience, financial auditing pre- and post-opening, digital marketing, client relations and everything in between. Select client recognition includes: James Beard Award, Michelin Discovery, Michelin Bib Gourmand, Eater Restaurant of the Year, Eater Hottest New Restaurants, Nashville Scene Best Boutique Hotel and Best Cocktail Program, Bon Appetite 10 Best New Restaurants in America, New York Times Best Restaurants in Nashville.

Taco Bamba Taqueria

Operator

January 2024 - October 2024 (10 months)

Nashville, Tennessee, United States

• Led the store opening and managed all FOH & BOH operations at Taco Bamba Taqueria in Nashville, TN including full financial (P/L and budget) responsibility and data/analytics oversight.
• Plan and direct all aspects of F&B strategy & operations, develop & maintain financial systems, employee management, guest experience standards, quality & cost controls and profitability.
• Utilize all qualitative and quantitative metrics to inform operational efficiency, menu development, education and up-selling techniques to maximize overall revenue.
• Worked closely with Founder/CEO as well as all above store Regional Area Leaders to align on national growth and operational best practices.

Cilajet

Business Development Director

2012 - 2022 (10 years)

• Promoted to lead the innovation and expansion of the brand in alternative vertical markets including Aerospace, Environmental, Industrial and Marine industries.
• Led strategic partnerships with several of the Automotive News Top 150 Dealer Groups and 26 of the top-selling dealerships by-brand in the U.S. to achieve est. 30%+ YOY growth for 3 straight years.
• Collaborate with internal stakeholders on strategic deals with several global automotive OEM's
• Conceptualized and lead alliance with the largest global aerospace OEM, defense and advanced technology company to service and protect their assets via their maintenance footprint around the world.
• Synthesized strategic co-partnership, and created a new global brand and product line, with the largest marine OEM in the world and the premier global provider of warranty solutions and related benefits.
• Lead development of all global branding, sales, marketing and distribution opportunities, manage Product Development, Marketing and Sales to execute new market activations, develop pricing strategies and build pricing models to boost profitability, spearheaded expansion of B2B and B2C product lines into 15 countries covering 5 continents.

BW Wine Group
Founder & CEO
2011 - 2014 (3 years)
Greater Los Angeles Area

• Strategized to take post-recession California wine surplus and sell in emerging overseas markets
• Developed California and Singapore based distribution hubs, managed licensing requirements, portfolio development & consolidation infrastructure.
• Established first-to-market in APAC and Europe for American artisanal small-production wines and craft beers, and captured international market share via exports to over 20 countries.
• Diversified core export business to add Hospitality Consulting and Domestic Wine Brokerage divisions, pioneered strategic partnerships with several of the world's most prestigious hotel & restaurant groups to consolidate and ship to their outlets worldwide.

Thomas Keller Restaurant Group
General Manager
2009 - 2011 (2 years)

Bar Bouchon - Beverly Hills, CA

A|O|C Wine Bar

Wine Sales Specialist

2002 - 2009 (7 years)

Los Angeles, CA

Crafted Hospitality

Restaurant Server

2001 - 2002 (1 year)

New York, New York

Education

Vanderbilt University - Owen Graduate School of Management

Master of Business Administration - MBA, Global Immersion Track

Cornell University

BS, Human Development, Dean’s List